

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 16, 2009

Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, California, 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for the fiscal year ended January 25, 2009**
> **File No. 1-6395**

Dear Mr. Chukwu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief